SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE

NEW YORK, NEW YORK 10036

TEL: (212) 735-3000

FAX: (212) 735-2000

April 23, 2008

BY EDGAR

Kristina Aberg

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549

RE:

Anthracite Capital, Inc.

Amendment No. 1 to Registration Statement on Form S-3

(File No. 333-149915)

Dear Madam:

On behalf of Anthracite Capital, Inc., a Maryland corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comment (the “Comment”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 7, 2008 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter is the Company’s responses to the Comment raised in the Comment Letter.  For the convenience of the Staff, the Company has restated the Comment in this letter.

Registration Statement Cover Page

1.

Please revise your filing to include the delaying amendment as required by Rule 473(a) under the Securities Act of 1933.

In response to the Staff's comment, the Company has revised the Registration Statement cover page to include the delaying amendment required by Rule 473(a) under the Securities Act of 1933.

* * * * *

Please contact the undersigned at (212) 735-3930 should you require further information or have any questions.

Very truly yours,

/s/ Matthew J. Mallow

Matthew J. Mallow

cc:

Richard Shea

President and Chief Operating Officer

Anthracite Capital, Inc.

40 East 52nd Street

New York, NY 10022